Exhibit 99.2

8 June 2006

UB ANNOUNCES QUARTER ONE RESULTS FOR 2006

United Biscuits (“UB”), a leading manufacturer and marketer of biscuits and snacks, today announces its results for the first quarter of 2006. The Company has continued to build upon its strong 2005 full year results to deliver a solid growth and profit performance in the first quarter of 2006 across all regions.

Highlights:

•                     All regions showed revenue growth contributing to a Group revenue performance of £348.8m (2005 Q1: £323.6m), an increase of 7.8%. UB’s brands continue to account for close to 90% of revenue in the quarter.

•                     UB’s business profit for the first quarter of 2006 was £38.8m (2005 Q1: £30.6m), an increase of 26.8%. UB’s business profit margin increased to 11.1% in the first quarter of 2006 (2005 Q1: 9.5%). All regions delivered strong growth compared to last year.

•                     In the UK, first quarter revenue increased by 8.3% to £234.1 million (2005 Q1:£216.2 million). Business profit for the first quarter of 2006 was £26.0 million compared to £21.4 million in the first quarter of 2005, an increase 21.5%.

•                     UK priority brands continued to demonstrate strong growth, with priority biscuits brands sales increasing 9.7% and priority snacks brands growing by 4.1% in the first quarter of 2006 compared to the first quarter of 2005. Growth was driven by strong innovation including new go ahead!® products, McCoy’s Specials® Tortillas, McVitie’s Moments®, McVitie’s Jaffa Cakes® flavour varieties and Hula Hoop Ridges®.

•                     The integration of the Jacob’s business, acquired in September 2004, was successfully completed in the first quarter of 2006.

•                     Northern Europe saw increased revenue growth to £48.8 million (2005 Q1: £47.1 million), an increase of 3.6%. Increased sales, improved mix and manufacturing and procurement cost saving initiatives more than offset the impact of inflation in Northern Europe resulting in an improvement in business profit to £2.9 million (2005 Q1: £1.5 million), an increase of 93.3%.

•                     Priority biscuit brand sales in Northern Europe grew by 3.5%. The growth was led by Sultana® which showed sales growth of 19% and by the launch of Verkade Fruit & Form® in France.

•                     In Southern Europe, first quarter revenue increased to £52.7 million (2005 Q1: 50.6 million), an increase of 4.2%. Business profit for the same period increased by 14.4% to £10.3 million (2005 Q1: £9.0 million)

•                     The successful introduction of new products, including Fontaneda® Digestive Fruit & Soya, supported by television advertising for these and existing products, resulted in priority brand sales increasing by 9.6%. Total branded sales increased by 4.5% in the first quarter of 2006 compared to the first quarter of 2005.

•                     UB’s Snacks portfolio was further strengthened through the acquisition of Nik Naks® and Wheat Crunchies® from Golden Wonder.

•                     In addition, the Company further extended its position in a number of European markets through the acquisition of the license for the Ritz® brand across Europe, including Norway where Ritz® is the number one biscuit brand. Further market share was acquired in Italy following the first ever TV support behind the McVitie’s® brand.

Commenting on the results, Malcolm Ritchie, Chief Executive, said: “In every respect we are satisfied with our growth and profit progress to date in 2006. We have continued to build upon the strong performance momentum of 2005 by delivering a robust first quarter. This is further indication that in spite of challenging market conditions, our strategy of investing in our priority brands and focussing on new product innovation continues to be successful. UB is well placed to meet current and future consumer demand through its strong branded portfolio, and we continue to receive positive consumer and trade feedback.

“Our cost reduction programmes also remain on track, further complementing our strategy of releasing cost to invest behind our brands and drive profitable growth. We look forward to building upon our good progress to date.”

ENDS

RITZ is the registered trade mark of Kraft Food Holdings Inc and used under licence.
All other trade marks belong to the companies of the United Biscuits Group.

This press release includes statements that are, or may be deemed to be, “forward-looking statements”. The terms “anticipates,” “believes,” “expects,” estimates,” “intends,” “plans,” “may,” “will” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements describe our intentions, beliefs or current expectations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our future results may differ materially from historical results and from those expressed or implied in the forward-looking statements as a result of various factors including those under the section entitled “Risk Factors” in our annual report on Form 6-K lodged with the SEC on March 29, 2006 and our other submissions with the SEC. You should not place undue reliance on these forward-looking statements.

All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

Media contacts:

Cardew Group

Tim Robertson	Tel: 020 7930 0777	Mobile: 07900 927650
Sofia Rehman	Tel: 020 7930 0777	Mobile: 07771 683 185

Notes to Editors:

•                     UB is the leading manufacturer and marketer of biscuits in the U.K. and Iberia and the second largest in France, the Netherlands and Belgium.

•                     In the U.K., UB is the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savoury snacks and crisps.

•                     In August 2004 UB acquired Triunfo, the biscuit market leader in Portugal. In September 2004, UB acquired Jacob’s adding well-known products to its U.K. portfolio including Jacob’s Cream Crackers and Twiglets.

•                     UB manufactures and markets a wide range of products in the U.K. and continental Western Europe under well-recognised brand names. Branded products accounted for approximately 88% of sales in 2005.

•                     Among UB’s popular brand names are McVitie’s, Penguin, go ahead!, McVitie’s Jaffa Cakes, Jacob’s, Jacob’s Cream Crackers, Twiglets, Hula Hoops, Skips, Mini Cheddars, McCoy’s, Phileas Fogg and KP Nuts in the U.K. and Marbu Dorada, Chiquilin, Fontaneda, Filipinos, Triunfo, BN, Delacre, Verkade and Sultana in Continental Europe.

•                     McVitie’s is among the best known brands in the U.K. McVitie’s biscuits were purchased by over 85% of UK households in 2004.

•                     UB owns and operates 22 manufacturing facilities of which 11 are in the U.K..

•                     UB employs over 10,500 people of whom over 7,000 work in the U.K..